UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
Glossary of Terms and Abbreviations	3

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2009	6

Notes to Financial Statements	7-14

Schedule of Assets (Held At End of Year) as of December 31, 2009	15

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	16

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

Term	Definition
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP as of July 1, 2009 except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants

ASU	The FASB Accounting Standards Updates to the ASC. It also provides background information for accounting guidance and the bases for conclusions on the changes in the ASC. ASUs are not considered authoritative until codified into the ASC

Benefit Payments	Participant withdrawals and distributions

Company	Moody’s Corporation and its subsidiaries

Company Matching Contribution	Matching contributions made by the Company equal to 50% of the first 6% of annual compensation that is contributed by a participant to the Plan subject to IRS limitations

EPS	Earnings per share

EPS Match	An additional matching contribution that existed in 2007 and prior years, whereby the Company would make a contribution to the Plan if Moody’s growth in EPS compared to the prior year was greater than 7%

ERISA	Employee Retirement Income Security Act of 1974

ESOP	Employee Stock Ownership Plan

FASB	Financial Accounting Standards Board

GAAP	U.S. Generally Accepted Accounting Principles

Investment Manager	Evercore Trust Company, N.A.; the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund

IRC	Internal Revenue Code

Moody’s	Moody’s Corporation and its subsidiaries

Plan	The Profit Participation Plan of Moody’s Corporation; a defined contribution plan established by the Company for eligible employees

Profit Sharing Plan	Moody’s Global Profit Sharing Plan; a profit sharing plan sponsored by Moody’s

Stock Fund	The Moody’s Corporation Stock Fund

Trustee	Fidelity Management Trust Company; trustee that has custody of all of the Plan’s assets

Report of Independent Registered Public Accounting Firm

To the Plan Administrator:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York

June 25, 2010

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Plan Benefits

(amounts in thousands)

	December 31,
	2009	2008
ASSETS:
Investments, at fair value (Notes 3 and 4)	$290,185	$220,589
Contributions receivable:
Employer	313	328
Participant	516	449

Total contributions receivable	829	777

Total assets	291,014	221,366

LIABILITIES:
Contribution refund payable	17	—

Total liabilities	17	—

Net assets available for plan benefits at fair value	290,997	221,366
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	579	1,886

Net assets available for plan benefits	$291,576	$223,252

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Plan Benefits

(amounts in thousands)

Year ended December 31, 2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$50,152
Dividends	3,514
Interest	1,731

Total investment income, net	55,397

Contributions:
Participant	21,962
Employer	8,139

Total contributions	30,101

Total additions	85,498

Deductions from net assets attributed to:
Benefits paid to participants	17,039
Administrative expenses	135

Total deductions	17,174

Net increase in plan assets	68,324
Net assets available for plan benefits:
Beginning of the year	223,252

End of the year	$291,576

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of ERISA.

The following summary provides an overview of major Plan provisions and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full-time employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with a 3% deferral rate unless they elect otherwise. The default fund for the automatic deferrals is the Fidelity Freedom Fund that most closely matches the participants’ retirement dates based upon date of birth.

Prior to January 1, 2008, full-time employees of the Company were immediately eligible to participate in the Plan on their date of hire.

Part-time employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment, and after January 1, 2008 upon completion of the eligibility requirements are automatically enrolled in the Plan with a 3% deferral rate unless they elect otherwise.

Contributions

Participants contribute to the Plan by authorizing payroll deductions of their compensation as defined in the Plan. Aggregate participant contributions to the Plan are subject to the overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”) of $16,500 in 2009. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. Participants are eligible to contribute up to 50% of their compensation to the Plan each year. The Company makes matching contributions equal to 50% of the first 6% of annual compensation that is contributed to the Plan. Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

Effective January 1, 2008, the EPS Match was discontinued and replaced with the Profit Sharing Plan. Under the Profit Sharing Plan, all eligible employees receive a contribution, regardless of whether they participate in the Plan, if the Company’s annual EPS growth is equal to or greater than 10%. Pursuant to the Profit Sharing Plan, contributions will be made to a tax-qualified defined contribution retirement plan in which the eligible employee participates. For the years ended December 31, 2009 and 2008, the Company did not achieve the required EPS growth necessary for a contribution under the Profit Sharing Plan.

Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000.

Employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution. The retirement contribution is based upon an eligible employee’s compensation as well as combined age and years of service as defined in the Plan. This contribution is a result of the Company’s defined benefit pension plan being frozen to new participants effective January 1, 2008. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan. Transfers or rollovers to the Plan may only be made with the approval of the Management Benefits and Compensation Committee and do not affect any other contributions made by or on behalf of a participant.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody’s Corporation stock fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

Effective January 1, 2008, The Moody’s Corporation Stock Fund has become an Employee Stock Ownership Plan (ESOP) allowing participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

Distributions

Upon retirement or other termination of service with the Company, participants (or a designated beneficiary) become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ vested benefits that are $1,000 or less will receive an automatic distribution of their balance. The Plan also permits participant withdrawals due to certain financial necessity to be made out of vested account balances.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2009 and 2008, interest rates on participant loans ranged from 5.00% to 11.50%. Principal and interest is paid ratably by the participants through semi-monthly payroll deductions.

In the event of a default, the Management Benefits and Compensation Committee may accelerate the repayment of the loan; demand immediate repayment of the entire amount outstanding; renegotiate the terms of the loan; or approve a financial necessity distribution of the participant’s loan subject to the terms of the Plan.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2009 were $0.6 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan. During the year ended December 31, 2009, approximately $0.5 million of the cumulative forfeiture pool was used to offset Company contributions and $0.1 million was used to pay administrative fees. As of both December 31, 2009 and 2008, the Plan held forfeited amounts totaling $0.2 million.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company is Trustee of the Plan and has custody of the Plan’s assets. During 2009, the Management Benefits and Compensation Committee designated Evercore Trust Company, N.A., as the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund. Prior to 2009, the United States Trust Company, National Association was the investment manager for the assets of the Plan that consisted of Moody’s common stock held in the Stock Fund.

Voting Rights

        The Company’s common stock held in the Stock Fund is voted by the Trustee at the Company’s stockholder meetings in accordance with the confidential instructions of the participants whose accounts are invested in the common stock. All shares of the Company’s common stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from participants.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions (“Benefit Payments”) are recorded when paid. At December 31, 2009, all Benefit Payments processed and approved for payment had been paid by the Plan.

Recent Accounting Pronouncements

Adopted:

During 2009, the Plan adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to GAAP literature in the notes to the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This ASU provides a practical expedient for measuring the fair values of plan investments in certain entities that calculate a net asset value per share and that do not have a readily determinable fair value. The ASU also provides enhanced disclosure requirements regarding investments for which the practical expedient is used. The ASU became effective for reporting periods ending after December 15, 2009. The adoption of this ASU in 2009 had no impact on the Plan’s financial statements.

Not yet adopted:

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. The new standard requires disclosure regarding transfers in and out of Level 1 and Level 2 classifications within the fair value hierarchy as well as requiring further detail of activity within the Level 3 category of the fair value hierarchy. The new standard also requires disclosures regarding the fair value for each class of assets and liabilities, which is a subset of assets or liabilities within a line item in a company’s balance sheet. Additionally, the standard will require further disclosures surrounding inputs and valuation techniques used in fair value measurements. The new disclosures and clarifications of existing disclosures set forth in this ASU are effective for interim and annual reporting periods beginning after December 15, 2009, except for the additional disclosures regarding Level 3 fair value measurements, for which the effective date is for fiscal years and interim periods within those years beginning after December 15, 2010. Plan management is currently evaluating the potential impact, if any, of the implementation of ASU No. 2010-06 on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Plan Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Plan Benefits. Plan participants that are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the market value determined by the closing quoted price for the companies’ common stock on the last business day of the year. Investments in mutual funds are valued at quoted market prices based on the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan on the last business day of the year which represents their fair value. Participant loans are shown at their amortized cost which approximates fair value using a discounted cash flow model.

Fully benefit-responsive investment contracts are presented at fair value on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest as contract value is the amount that participants ordinarily transact at. The fair value of fully benefit-responsive investment contracts is calculated using appropriate methodologies as determined by the investment manager. These methodologies may include a discounted cash flow model which considers recent fee bids as determined by recognized dealers; a recent bid price if quoted market prices are readily available; or a pricing service that incorporates dealer-supplied valuations and valuation models.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) of Investments

The net appreciation in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

3. Fair Value Measurements

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of this fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under the ASC assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

•	Level 1: quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

•

Level 2: inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2009
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Employer-related common stock funds	$20,356	$—	$—	$20,356
Common trust funds:
Equity index		41,392		41,392
Stable-value		46,112		46,112
Mutual funds:
U.S. equity	75,958			75,958
International equity	44,311			44,311
Fixed income	42,979			42,979
Real estate	1,948			1,948
Life-cycle funds	13,797			13,797
Participant loans	—	—	3,332	3,332

Total investments measured at fair value	$199,349	$87,504	$3,332	$290,185

	December 31, 2008
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Employer-related common stock funds	$16,539	$—	$—	$16,539
Common trust funds	—	79,166	—	79,166
Mutual funds	122,137	—	—	122,137
Participant loans	—	—	2,747	2,747

Total investments measured at fair value	$138,676	$79,166	$2,747	$220,589

The Plan’s valuation methodology used to measure the fair values of employer-related common stock and mutual funds is based on quoted market prices as these instruments and their underlying investments have active markets. The valuation methodology for the common trust funds is based on the fair value of the underlying investments as determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The valuation methodologies for the fully benefit-responsive common trust fund vary by the different investments held within the fund and include discounted cash flow models which consider recent fee bids as determined by recognized dealers; recent bid prices if quoted market prices are readily available; matrix pricing for fixed income securities which consider yield or price of bonds of comparable quality, coupon and maturity; and pricing services that incorporate dealer-supplied valuations and valuation models. Participant loans are shown at their amortized cost which approximates fair value using a discounted cash flow model.

The table below is a summary of changes in the fair value of the Plan’s level 3 assets:

	Year ended December 31,
(in thousands)	2009	2008
Participant loans:
Balance as of January 1	$2,747	$2,590
Issuances, repayments and settlements, net	585	157

Balance as of December 31	$3,332	$2,747

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

4. Investments, at fair value

The Plan’s assets are invested in various common trust funds, common stock funds and mutual funds as described below. Individual investment balances that represent 5% or more of net assets are listed separately as of the applicable date.

(in thousands)	December 31,
	2009	2008
Common trust funds:
Fidelity U.S. Equity Index Commingled Pool	$41,392	$32,692
Fidelity Managed Income Portfolio II (1)	46,112	46,474

Total	87,504	79,166

Employer-related Common stock funds:
Moody’s Corporation Stock Fund (2)	17,942	14,122
Common stock funds individually less than 5% of net assets (3)	2,414	2,417

Total	20,356	16,539

Mutual funds:
Fidelity Diversified International Fund	22,713	16,493
Fidelity US Bond Index Fund	18,974	16,724
PIMCO Total Return Fund	24,005	17,883
Fidelity Mid-Cap Stock Fund	18,767	12,111
Mutual funds individually less than 5% of net assets	94,534	58,926

Total	178,993	122,137

Participant loans	3,332	2,747

Total Investments at fair value	$290,185	$220,589

(1)	Fully benefit-responsive investment contract; contract value was $46,691 thousand and $48,360 thousand at December 31, 2009 and 2008, respectively.
(2)	Consists of 658,524 and 687,076 shares of Moody’s Corporation common stock and $292 thousand and $319 thousand in cash at December 31, 2009 and 2008, respectively.
(3)	Consists of 27,754 and 30,095 shares of Dun & Bradstreet Corporation common stock and $73 thousand and $93 thousand in cash at December 31, 2009 and 2008, respectively.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

The Plan’s investments appreciated in value (including realized and unrealized gains and losses) as follows:

(in thousands)	Year Ended December 31, 2009
Mutual funds	$36,395
Common trust funds	8,854
Employer-related common stock funds:
Moody’s Corporation Stock Fund	4,658
The Dun & Bradstreet Legacy Fund	245

Net appreciation	$50,152

The Fidelity Managed Income Portfolio II (“the Fund”) consists of fully benefit-responsive investment contracts. The Plan’s interest in this investment is calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the entire Fund. Average annual yields relating to the Fund are presented below:

Average Yields	2009	2008
Based on actual earnings of the Fund	2.74%	3.40%
Based on interest rates credited to participants	1.53%	3.48%

Crediting interest rates on the Fund are determined quarterly and are based on a formula with the issuer, which considers current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment from the contract value to the fair value as reported on the statement of net assets available for benefits.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fund. Such events could include, but are not limited to, the following: premature termination of contracts by the Fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Company does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

5. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company, except for certain Trustee and Investment Manager fees which are charged to the Plan, and totaled approximately $135,000 for the year ended December 31, 2009. Additionally, certain investment management fees are charged to the individual funds in the Plan and are included in the net appreciation in the fair value of investments in the statement of changes in net assets available for plan benefits. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Stock Fund held 658,524 and 687,076 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $18.5 million and $19.8 million, respectively. The Plan earned dividends of approximately $263,000 from Moody’s Corporation common stock during the year ended December 31, 2009.

6. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, there is no provision for income taxes recorded in the Plan financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements—(Continued)

7. Reconciliation of Financial Statements to Form 5500

	December 31,
(In thousands)	2009	2008
Net assets available for plan benefits:
Financial statements	$291,576	$223,252
Participant loans deemed distributed for Form 5500 reporting	(8)	(8)
Plan year 2009 corrective distributions to be paid in 2010 (1)	17	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(579)	(1,886)

Form 5500	$291,006	$221,358

Changes in net assets available for plan benefits:	Year Ended December 31, 2009
Participant contributions:
Financial statements	$21,962
Contributions refund payable due to corrective distributions (1)	17

Form 5500	$21,979

Year Ended December 31, 2009
Total investment income:
Financial statements	$55,397
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	1,886
Adjustment of current year	(579)

Form 5500	$56,704

(1)	Subsequent to the end of the year, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. This test examines the relationship of participant contributions between highly compensated and non-highly compensated participants. Based on the test results, the Plan is required to make corrective distributions to highly compensated participants for the 2009 plan year. These corrective distributions were made in 2010 and were recorded as a contribution refund payable at December 31, 2009.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2009

(tabular dollar amounts in thousands)

Identity of issuer, borrower or similar party	Maturity date	Annual interest rate	Number of shares/ units/ or principal amount	Current value
Employer-related common stock funds:
* Moody’s Corporation Stock Fund			879,794	$17,942
The Dun & Bradstreet Legacy Fund			73,415	2,414

Total				20,356

Common trust funds:
* Fidelity Managed Income Portfolio II **			46,691,385	46,112
* Fidelity U.S. Equity Index Commingled Pool			1,085,561	41,392

Total				87,504

Mutual funds:
* Fidelity U.S. Bond Index Fund			1,715,510	18,974
PIMCO Total Return Fund			2,222,708	24,005
Lazard Emerging Markets Equity Portfolio – Institutional Shares			587,541	10,582
Mainstay Large-Cap Growth Fund			2,097,241	13,045
DWS Real Estate Securities Fund			139,657	1,948
Goldman Sachs Midcap Value Fund			202,500	5,907
* Fidelity Freedom Income Fund			57,999	623
* Fidelity Freedom 2005 Fund			7,277	74
* Fidelity Freedom 2010 Fund			41,423	518
* Fidelity Freedom 2020 Fund			157,404	1,975
* Fidelity Freedom 2030 Fund			131,945	1,635
* Fidelity Freedom 2040 Fund			306,141	2,192
* Fidelity Freedom 2015 Fund			94,565	985
* Fidelity Freedom 2025 Fund			177,627	1,846
* Fidelity Freedom 2035 Fund			189,129	1,940
* Fidelity Freedom 2045 Fund			125,140	1,060
* Fidelity Freedom 2050 Fund			113,741	950
EV Large Cap Value 1			681,129	11,429
* Fidelity Low-Priced Stock Fund			419,485	13,403
* Fidelity Mid-Cap Stock Fund			801,991	18,767
* Fidelity Diversified International Fund			811,776	22,713
* Spartan Extended Market Index Fund			440,999	13,406
* Spartan International Index Fund			329,318	11,016

Total				178,993

* Participant loans	one month to 10 yrs	5.0% to 11.5%		3,332

				$290,185

*	Investment qualifies as a party-in-interest for the Plan for which a statutory exemption exists.
**	Fully benefit-responsive investment contract

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/S/ JOSEPH MCCABE
Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 25, 2010